Amendment No. 2 dated January 17, 2018 to the Pricing Supplement dated December 30, 2016 to the Prospectus dated July 18, 2016 and the Prospectus Supplement dated July 18, 2016

iPath® Long Extended S&P 500® TR Index ETN

iPath® Long Extended Russell 1000® TR Index ETN

iPath® Long Extended Russell 2000® TR Index ETN

iPath® Long Enhanced MSCI EAFE® Index ETN

iPath® Long Enhanced MSCI Emerging Markets Index ETN

This amendment No. 2 amends and supplements the original pricing supplement dated December 30, 2016, as amended by amendment No. 1 dated December 22, 2017 (the “Pricing Supplement”) for the Exchange Traded Notes listed above (the “ETNs”). The terms of the ETNs are as described in the Pricing Supplement and include the specific amendments described below. Terms used but not defined herein have the meanings given to them in the Pricing Supplement.

Delisting:  As publicly announced on January 11, 2018, we plan to delist the ETNs from the NYSE Arca effective after the close of trading on April 12, 2018. Following the delisting, the ETNs will remain outstanding, though they will no longer be listed for trading on any national securities exchange. The delisting does not affect ETN holders’ option to require us to redeem the ETNs.

As a result of this modification, the Pricing Supplement is amended to reflect this planned delisting of the ETNs.

No Further Issuances or Sales:  With effect from the close of trading on April 12, 2018, we will cease to issue additional ETNs and our affiliate Barclays Capital Inc. will cease selling the ETNs from inventory.

As a result of this modification, the Pricing Supplement is amended to reflect the closing of the ETNs to further issuances.

Risk Factors: As disclosed in the Pricing Supplement, the liquidity and price of the ETNs in the secondary market may be influenced by, among other things, the levels of supply and demand for the ETNs. Following the delisting, the ETNs may trade, if at all, on an over-the-counter basis, the secondary market for the ETNs may experience a significant drop in liquidity, and holders of the ETNs may not be able to trade or sell their ETNs easily. See “Risk Factors—There May Not Be an Active Trading Market in the ETNs; Sales in the Secondary Market May Result in Significant Losses” in the Pricing Supplement for more information. It is possible that the suspension of issuances may materially influence the liquidity and price of the ETNs in the secondary market. The suspension of issuances and sales may cause an imbalance of supply and demand in the secondary market for the ETNs, which may cause the ETNs to trade at a substantial premium to or discount from the closing indicative note value and/or the intraday indicative note value. See “Risk Factors—The Liquidity of the Market for the ETNs May Vary Materially Over Time”, “—The ETNs May Trade at a Substantial Premium to or Discount from the Closing Indicative Note Value and/or Intraday Indicative Note Value” and “—We Have No Obligation to Issue Additional ETNs, and We May Cease or Suspend Sales of the ETNs” in the Pricing Supplement for more information. Investors considering any purchase of the ETNs should be aware of the fact that the trading price of the ETNs in the secondary market could be significantly different from their intraday indicative note value, which is meant to approximate on an intraday basis the component of the ETN’s value that is attributable to the respective indices to which the ETNs are linked, and/or their closing indicative note value. If you purchase your ETNs at a price which reflects a premium over the closing indicative note value, you may experience a significant loss if you sell or redeem your ETNs at a time when such premium is no longer present in the market place.

You may lose some or all of your principal if you invest in the ETNs. Any payment on the ETNs at or prior to maturity is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. See “Risk Factors” beginning on page PS-18 of the Pricing Supplement for risks relating to an investment in the ETNs.

The ETNs are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these ETNs or determined that this amendment No. 2 to the Pricing Supplement or the Pricing Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The agent for the offering, Barclays Capital Inc., is an affiliate of Barclays Bank PLC and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121, of the Financial Industry Regulatory Authority. Consequently, this offering is being conducted in compliance with the provisions of Rule 5121 (or any successor rule thereto). For more information, please refer to “Plan of Distribution—Conflict of Interest” in the accompanying prospectus supplement.

Amendment No. 2 dated January 17, 2018, amending

Pricing Supplement dated December 30, 2016

We describe the ETNs in the Pricing Supplement, prospectus supplement and prospectus filed with SEC. You may access amendment No. 1, the pricing supplement and the related prospectus supplement and prospectus on the SEC website:

•                  Amendment No. 1 dated December 22, 2017:

https://www.sec.gov/Archives/edgar/data/312070/000110465917074671/a17-28606_24424b2.htm

•                  Pricing supplement dated December 30, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916164493/a16-22465_55424b2.htm

•                  Prospectus supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

•                  Prospectus dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm